February 13, 2012

Rufus Decker, Accounting Branch Chief

Nudrat Salik, Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Kid Brands, Inc.

Form 10-K for Fiscal Year ended December 31, 2010 Filed March 31, 2011

File No. 1-8681

Dear Mr. Decker and Ms. Salik:

The following is in response to the discussions with the Staff on our teleconference of February 3, 2012 (the “Staff Call”) with respect to the matters set forth in our letter to the Staff dated December 15, 2011. In recognition of the Staff’s position on the issues set forth in such letter, and as discussed on the Staff Call, please be advised supplementally that we intend, in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”), to restate all periods presented, as applicable, to record specified anti-dumping duty charges previously recorded in the aggregate in the quarter and year ended December 31, 2010, and specified customs duty charges previously recorded in the aggregate in the quarter and six-month period ended June 30, 2011, in each case in the periods in which such charges were incurred, as well as certain immaterial additional adjustments.

The 2011 10-K will also include a Management’s Report on Internal Control Over Financial Reporting that indicates that such controls as of December 31, 2010 were ineffective as a result of the existence of a material weakness.

We intend to file the 2011 10-K as soon as is practicable and in a timely fashion under applicable rules.

In addition, we have scheduled a meeting of our Audit Committee this week and anticipate that we will file a timely Current Report on Form 8-K under Item 4.02 during the week of February 20th.

We would like to reiterate our appreciation of all your assistance regarding the resolution of these matters. Please contact me at (201) 405-2454 if you have any questions regarding the foregoing.

Sincerely,

KID BRANDS, INC.

By:	/s/ Marc S. Goldfarb
Name:	Marc S. Goldfarb
Title:	Senior Vice President and General Counsel